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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                  FORM 12B-25



                          NOTIFICATION OF LATE FILING


                                                                         1-13630
                                                                 SEC File Number
                                                                     124980 10 3
                                                                    CUSIP Number


[X]  Form 10-K and Form 10-KSB         [ ]  Form 20-F   [ ]  Form 11-K
[ ]  Form 10-Q and Form 10-QSB         [ ]  Form N-SAR

For Period Ended.............................................  November 30, 1998

          [  ]  Transition Report on Form 10-K
          [  ]  Transition Report on Form 20-F
          [  ]  Transition Report on Form 11-K
          [  ]  Transition Report on Form 10-Q
          [  ]  Transition Report on Form N-SAR

For the Transition Period Ended..............................

[ Read Instruction (on back page) Before Preparing Form.  Please Print or Type ]
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

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PART I -- REGISTRANT INFORMATION

CEC Resources Ltd.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

1605, 700 6th Avenue S.W.
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Addresses of Principal Executive Office

Calgary, Alberta, Canada  T2P OT8
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City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]      (b) The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed in the prescribed period.

     The Company has been unable to complete disclosures relating to reserves. As a result the audited financial statements of the Company have not yet been completed.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Kevin D. Struzeski        (303)                860-1575
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          (Name)             Area Code          Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If the
     answer is no, identify report(s).  Yes  [X]   No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion
     thereof?  Yes  [X]   No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is contemplated that net earnings will decrease approximately $365,000 for the 1998 fiscal year when compared to the 1997 fiscal year due to a combination of factors. Lease operating expenses, general and administrative costs, and depreciation, depletion and amortization will each have increased while the income taxes will have decreased. The increased depreciation, depletion and amortization results from a decrease in the net reserves of the Company.


                              CEC RESOURCES LTD.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 2, 1999               By: /s/ Kevin D. Struzeski
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                                       Kevin D. Struzeski
                                       Treasurer